

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 25, 2010

Via Facsimile and U.S. Mail

Mr. Robert J. Nikl
Chief Financial Officer
Verigy Ltd.
No. 1 Yishun Ave 7
Singapore 768923

> **Re:** **Verigy Ltd.**
> **Form 10-K for the Year Ended October 31, 2009**
> **Filed December 21, 2009**
> **Form 10-Q for the Quarter Ended January 31, 2010**
> **Form 8-K filed on February 23, 2010**
> **File No. 000-52038**

Dear Mr. Nikl:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

-Critical Accounting Policies and Estimates, page 41

-Inventory Valuation, page 42

1.   We note your disclosure here on how you evaluate your inventory for a decline in net realizable value. Please revise this disclosure in future filings to explain in more detail how you develop certain of your assumptions such as "future demand" for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demands, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past. Provide us with a sample of the proposed additional disclosure.

2.   We note that you recorded $25 million of inventory write-downs during fiscal 2009. We further note your disclosure on page 39 and throughout the filing that the demand for your products decreased due to the substantial declines in the capital spending patterns of your semiconductor manufacturing customers and of their subcontractor test products to which you sell your products. Please explain to us in more detail how you determined the amount of inventory to write-off, including the significant estimates and assumptions.

Item 8. Financial Statements and Supplementary Data, page 61

Note 2. Summary of Significant Accounting Policies, page 67

-Basis of Presentation, page 67

3.   We note you recorded a $2.6 million adjustment in interest income and other for fiscal 2007 and 2006 and the first two quarters of fiscal 2008 related to foreign currency remeasurement gains. We further note that you determined that these errors were not material individually or in the aggregate, to any of the prior years' financial statements and the impact of correcting these errors was not material to the full fiscal year 2008 financial statements. Please explain to us how you concluded that the error was not material to your financial statements. Please provide us with a summary of your materiality analysis. Refer to the guidance in SAB 99 and SAB 108.

Note 20. Retirement Plans and Post-Retirement Benefits, page 98

4.   We note your disclosures here related to your defined benefit plans. Please revise your
        future filings to include the disclosure outlined in paragraph 715-20-50-1(d) of the FASB
        Accounting Standards Codification related to your defined benefit plan assets.

Note 24. Segment & Geographic Information, page 103

5.   We note that you operate in two segments but aggregate the information into one
        reportable segment. Please provide us with your detailed analysis of how you considered
        all of these factors in reaching your conclusion that aggregation of the two operating
        segments was appropriate. Refer to paragraph 280-10-50-11 of the FASB Accounting
        Standards Codification.

Form 10-Q for the Quarter Ended January 31, 2010

Exhibits 31.1 and 31.2

6.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in
        the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in
        paragraph 4(d), you have removed the language "(the registrant's fourth fiscal quarter in
        the case of an annual report)." Please revise your certifications in future filings to
        conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 8-K filed on May 20, 2010

7.   We note that you have provided a forward-looking non-GAAP financial measure of non-
        GAAP earnings per share for the third quarter of fiscal 2010. However, we do not see
        where you have provided a reconciliation of this forward-looking non-GAAP financial
        measure with the corresponding forward-looking GAAP financial measure as required by
        Regulation G or otherwise provided the disclosures required by Regulation G for
        forward-looking non-GAAP financial measures. Please revise future filings to comply by
        providing reconciling information that is available without unreasonable effort. As
        applicable, include clear disclosure of why any forward-looking GAAP information is not
        accessible. Identify such information that is unavailable and disclose its probable
        significance. Refer to the guidance in Regulation G.

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter that keys your responses
to our comment and provides any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief